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Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel	Karen Chan † Yang Chu † James C. Lin* Gerhard Radtke*	Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham†
Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

April 28, 2021

Re:	Onion Global Ltd

Registration Statement on Form F-1

Filed April 7, 2021

CIK No.: 0001829949

Mr. Blaise Rhodes

Ms. Linda Cvrkel

Ms. Cara Wirth

Ms. Erin Jaskot

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Ms. Cara Wirth, Ms. Erin Jaskot, Mr. Blaise Rhodes and Ms. Linda Cvrkel:

On behalf of Onion Global Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 16, 2021 on the Company’s registration statement on Form F-1 filed on April 7, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filling amendment no. 1 to the Registration Statement on Form F-1 (the “Amendment to Registration Statement”) and certain exhibits via EDGAR to the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Registration Statement, marked to show changes to the Registration Statement, and two copies of the submitted exhibits.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Securities and Exchange Commission	2	April 28, 2021

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments and providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amendment to Registration Statement where the language addressing a particular comment appears.

Subject to the Staff’s comments and market conditions, the Company plans on requesting that Staff declare the effectiveness of the Amendment to Registration Statement on or around May 6, 2021. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission on the date hereof. The Company would greatly appreciate the Staff’s continued assistance and support in meeting the desired timetable.

*    *    *    *

Description of American Depositary Shares, page 182

1.

We note our prior comment 20 issued in our comment letter dated January 11, 2021 and reissue it. Please amend the Description of American Depositary Shares to reflect the exclusive forum provision in your Depositary Agreement. Similarly, please amend the Description of Share Capital to reflect the exclusive forum provision in your Form of Amended and Restated Memorandum and Articles of Association.

In response to the Staff’s comment, the Company has revised disclosures on pages 176 and 190 of the Amendment to Registration Statement.

Onion Global Limited Consolidated Financial Statements

Notes to the Consolidated Financial Statements

13. Share-based Compensation, page F-41

2.

Your disclosure in Note 13 indicates that your RSU grants will only vest upon an IPO and that you will recognize compensation expense measured as of the respective grant dates upon completion of an IPO. Your disclosure also indicates that as of December 31, 2020, total unrecognized share-based compensation expenses related to the unvested RSUs was RMB137,886 which will be recognized immediately upon the completion of an IPO. This disclosure is inconsistent with that noted in your risk factors on page 38 which indicates that had such performance condition been satisfied as of December 31, 2020, you would have recognized RMB355.8 million for those awards for which the service conditions had been satisfied as of such date. Please reconcile and revise these disclosures.

The Company respectfully advises the Staff that the unrecognized share-based compensation expenses of RMB137.9 million in Note 13 on page F-42 of the Registration Statement relates to a total of 751,094 unvested and outstanding RSUs granted to the participants under the 2019 RSU Scheme as of December 31, 2020. Meanwhile, the unrecognized share-based compensation expenses of RMB354.8 million disclosed in the risk factor on page 38 of the Registration Statement relates to a total of 1,109,697 unvested and outstanding RSUs granted to the participants under the 2019 RSU Scheme as of the date of the Amendment to Registration Statement (excluding awards that were forfeited, cancelled or exercised after the relevant grant dates) which includes an additional 364,372

Securities and Exchange Commission	3	April 28, 2021

RSUs awards granted by the Company to its employees and non-employees under the 2019 RSU Scheme in March 2021, as disclosed in Note 21 on page F-55 of the Registration Statement.

The Company has further revised disclosures on pages 39, 91 and F-42 of the Amendment to Registration Statement accordingly.

*    *    *    *

Securities and Exchange Commission	4	April 28, 2021

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Kevin Zhang at +852-2533-3384 (kevin.zhang@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Ms. Shan (Mio) Ho, Chief Financial Officer

Onion Global Limited

Mr. Yi Gao

Simpson Thatcher & Bartlett LLP

Ms. Fei Xu

Ernst & Young Hua Ming LLP